                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                           -------------------------

                                   FORM T-3

                  APPLICATION FOR QUALIFICATION OF INDENTURE
                     UNDER THE TRUST INDENTURE ACT OF 1939

                             The FINOVA Group Inc.
           ---------------------------------------------------------
                              (Name of applicant)

                          4800 North Scottsdale Road
                        Scottsdale, Arizona  85251-7623
           ---------------------------------------------------------
                   (Address of principal executive offices)


         Securities to be Issued Under the Indenture to be Qualified:

          Title of Class                          Amount

 7.5% Senior Secured Notes with        Aggregate principal amount of
 Contingent Interest due 2016          approximately $3,260,000,000


Approximate date of proposed public offering: Upon the "Effective Date" under
--------------------------------------------
the Plan (as defined herein), presently anticipated to be on or about August 20, 2001.


                    Name and address of agent for service:
                    -------------------------------------

                             William J. Hallinan
                     President and Chief Executive Officer
                            The FINOVA Group Inc.
                          4800 North Scottsdale Road
                        Scottsdale, Arizona 85251-7623

                                With copies to:
                                --------------

           Karen E. Bertero                       Richard Lieberman
           Gibson, Dunn & Crutcher LLP            The FINOVA Group Inc.
           333 South Grand Avenue                 4800 N. Scottsdale Road
           Los Angeles, CA  90071-3197            Scottsdale, AZ  85251-7623

     The Applicant hereby amends this Application for Qualification on such date or dates as may be necessary to delay its effectiveness until (i) the 20th day after the filing of an amendment that specifically states that it shall supersede this Application for Qualification or (ii) such date as the Securities and Exchange Commission, acting pursuant to Section 307(c) of the Trust Indenture Act of 1939, may determine upon the written request of the Applicant.

                                    GENERAL

1.   General Information.
     -------------------

     (a)   The Applicant, The FINOVA Group Inc., is a corporation.

     (b)   The Applicant was organized under the laws of the State of Delaware.

2.   Securities Act Exemption Applicable.
     -----------------------------------

     The Applicant intends to offer, under the terms and subject to the conditions set forth in a Third Amended and Restated Disclosure Statement (the "Disclosure Statement") and an accompanying Joint Plan of Reorganization of Debtors Under Chapter 11 of the Bankruptcy Code (the "Plan") filed as exhibits hereto, 7.5% Senior Secured Notes with Contingent Interest due 2016 (the "New Senior Notes") in an aggregate principal amount equal to approximately $3.26 billion. The actual aggregate principal amount of New Senior Notes to be issued will be determined as set forth in the Plan. The New Senior Notes will be issued pursuant to the indenture to be qualified under this Form T-3 (the "Indenture").

     The New Senior Notes are being offered by the Applicant in reliance on an exemption from the registration requirements of the Securities Act of 1933, as amended (the "Securities Act"), afforded by Section 1145 of Title 11 of the United States Code, as amended (the "Bankruptcy Code"). The Plan contemplates, among other things, the restructuring of the outstanding debt of the Applicant and eight of its direct and indirect subsidiaries (collectively the "Debtors"), including FINOVA Capital Corporation ("FNV Capital"), in part through the issuance by the Applicant of an aggregate principal amount of New Senior Notes equal to approximately $3.26 billion and determined as set forth in the Plan. The New Senior Notes will (i) mature as to principal and fixed interest 8 years after the effective date of the Plan (the "Effective Date") and as to Contingent Interest 15 years after the Effective Date, (ii) bear fixed interest, payable semi-annually out of available cash, at an interest rate of 7.5% per annum, and
(iii) be secured by a second-priority security interest in (x) all of the capital stock of FNV Capital and (y) a promissory note of FNV Capital issued to the Applicant in the principal amount of the aggregate principal amount of the New Senior Notes (the "Intercompany Note"). The Intercompany Note will be secured by a second-priority lien on the assets of FNV Capital to be pledged by FNV Capital to secure a $6.0 billion loan (the "Berkadia Loan") to be made to FNV Capital by Berkadia LLC ("Berkadia"), which is owned by Berkshire Hathaway Inc. and Leucadia National Corporation ("Leucadia"). The holders of the New Senior Notes will have no right to enforce the security interests until the Berkadia Loan is paid in full. For a more complete description of the New Senior Notes, reference is made to the term sheet for the New Senior Notes (included as Exhibit 6.2(c)(1) of the Plan) and the Indenture.

                                 AFFILIATIONS

3.   Affiliates.
     ----------

     Set forth below are all direct and indirect subsidiaries of the Applicant, all of which are wholly owned by the Applicant or its subsidiaries unless otherwise indicated. The names of indirectly owned entities are indented and listed under their direct parent entities:

     FINOVA ACQUISITION CORPORATION (Delaware)
     FINOVA CAPITAL CORPORATION (Delaware)(1)
       Cactus Resort Properties, Inc. (Delaware)
       Cactus Resort Properties II, Inc. (Delaware)
       Cactus Resort Properties III, LLC (Delaware)
       Commonwealth Avenue Warehouse, Inc. (Florida)
       Desert Communications I, Inc. (Delaware)
          Desert Communications II, Inc. (Delaware)
          Desert Communications III, Inc. (Delaware)
          Desert Communications VI, Inc. (Delaware)
          Desert Communications VII, Inc. (Delaware)
       Desert Island Capital Corporation (Delaware)
       FCS 525, Inc. (Delaware)
       FCS 517, Inc. (Delaware)
       FFC Distribution Corporation (California)
       FINOVA Aircraft Investors, LLC (Delaware)
       FINOVA Aircraft Management, Inc. (Delaware)
       The FINOVA (Canada) Group Inc. (Canada)
          FINOVA (Canada) Capital Corporation (Canada)(1)
          FINOVA (Canada) Finance Inc. (Nova Scotia)
       FINOVA Capital Funding (II) Corporation (Delaware)
       FINOVA Capital plc (United Kingdom)(1)
          FINOVA Finance Limited (United Kingdom)
          Greyfin Services Limited (United Kingdom)
          Greyhound Guaranty Limited (United Kingdom)
            Greyhound Credit Limited (United Kingdom)
            FINOVA Capital Corporation Limited (United Kingdom)
            Greyhound Financial Services Limited (United Kingdom)
            The FINOVA Group Limited (United Kingdom)
          Hunt Bros (Oldbury) Limited (United Kingdom)
          Townmead Garages Limited (United Kingdom)
       FINOVA (Cayman) Capital Ltd. (Cayman Islands)
       FINOVA Connecticut Limited Partnership (Delaware)
       FINOVA Corporate Finance Receivables LLC (Delaware)
       FINOVA Denmark, Inc. (Arizona)
       FINOVA Franchise Receivables LLC (Delaware)
       FINOVA Fund Investments, Inc. (Delaware)
       FINOVA Fund Investments II, Inc. (Delaware)
       FINOVA Fund Investments III, Inc. (Delaware)
       FINOVA Fund Investments IV, Inc. (Delaware)
       FINOVA International Finance LLC (Delaware)
       FINOVA Lease Receivables LLC (Delaware)
       FINOVA Loan Administration Inc. (Utah)(1)
       FINOVA Mezzanine Capital Inc. (Tennessee)(1)
          IOL 2000, Inc. (Tennessee)
          Recycling Technologies, Inc. (Tennessee)
          Sherwood, Inc. (Tennessee)

          SWS 5, Inc. (Tennessee)
          SWS 6, Inc. (Tennessee)
          Vision 2000, Inc. (Tennessee)
            Vision 2000 Technologies, Inc. (Tennessee)
       FINOVA Portfolio Services, Inc. (Arizona)(1)
       FINOVA Public Finance, Inc. (Delaware)
       FINOVA Realty Mezzanine Inc. (Delaware)
       FINOVA Resort Assets Company, L.L.C. (Delaware)
       FINOVA Resort Investments Company (Delaware)
       FINOVA Resort Receivables I Inc. (Delaware)
       FINOVA Shelf Corporation (Delaware)
       FINOVA Stamford LLC (Delaware)
       FINOVA Technology Finance, Inc. (Delaware)(1)
          FINOVA Health Care Finance Limited (United Kingdom) FINOVA Ventana LLC (Delaware)
       FINOVA/Westbrook Mezzanine Fund, L.L.C. (Delaware) Greyfin (Nassau) Limited (Bahamas)
          Greyfin Corporation (Liberia)
          Greyhound Shipping Corporation (Liberia)
       Greyhound Real Estate Finance Company (Arizona) Greyhound Real Estate Investment BRB Inc. (Arizona) Greyhound Real Estate Investment Eight Inc. (Delaware) Greyhound Real Estate Investment Eleven Inc. (Delaware) Greyhound Real Estate Investment Nine Inc. (Delaware) Greyhound Real Estate Investment One Inc. (Arizona) Greyhound Real Estate Investment Seven Inc. (Delaware) Greyhound Real Estate Investment Two Inc. (Arizona) Hotel GP LLC (Delaware)
       New Jersey Realty Corporation II (California)
       New York Realty Corporation II (California)
       NY Hotel Capital LLC (Delaware)
          Hotel Leasing (NY) LLC (Delaware)
            The Hotel Leasing (NY) Trust (Delaware)
       Penn GP LLC (Delaware)
       Penn Hotel Investors LP (Delaware)
          Hotel Leasing (PA) LP (Delaware)
       Pine Top Insurance Company Limited (United Kingdom)
       RJ Capital, LLC (California)
       TriContinental Leasing of Puerto Rico, Inc. (Delaware) Wisconsin Hotel Operating Corporation (Wisconsin)
     FINOVA FINANCE TRUST (Delaware) (1)(2)

          (1)  Debtor under the Plan.
          (2)  Under the Plan, FINOVA Finance Trust will dissolve.

     See Item 4 for "Directors and Executive Officers" of the Applicant, some of whom may be deemed to be "affiliates" of the Applicant by virtue of their positions.

     Except as set forth above and in Items 4 and 5 of this application, the Applicant's affiliates, including the bases of control with respect thereto, will be unchanged upon the Effective Date.

                            MANAGEMENT AND CONTROL

4.   Directors and Executive Officers.
     --------------------------------

     The following table sets forth the names of and all offices held by all current directors and executive officers of the Applicant. Except as otherwise noted below, the address for each director and officer listed below is c/o The FINOVA Group Inc., 4800 North Scottsdale Road, Scottsdale, Arizona 85251-7623.

Name                          Office
----------------------------  --------------------------------------------------
G. Robert Durham              Chairman of the Board
Robert H. Clark, Jr.          Director
Constance R. Curran           Director
James L. Johnson              Director
Kenneth R. Smith              Director
Shoshana B. Tancer            Director
John W. Teets                 Director
William J. Hallinan           President and Chief Executive Officer, General
                              Counsel and Secretary
Derek C. Bruns                Senior Vice President - Internal Audit
Jack Fields III               Executive Vice President
Bruno A. Marszowski           Senior Vice President - Controller and Chief
                              Financial Officer
William C. Roche              Senior Vice President - Human Resources and
                              Facilities Planning
Stuart C. Tashlik             Senior Vice President - Strategy and
                              Communications

     The following table sets forth the names of those persons chosen to serve as directors of the Applicant's reorganized Board of Directors upon the Effective Date.


Name                          Office           Address
----------------------------  ---------------  ---------------------------------
Ian M. Cumming                Director         Leucadia National Corporation,
                                               315 Park Avenue South, New York,
                                               New York 10010
Joseph S. Steinberg           Director         Leucadia National Corporation,
                                               315 Park Avenue South, New York,
                                               New York 10010
Lawrence S. Hershfield        Director         Leucadia National Corporation,
                                               1903 Wright Place
                                               Suite 220
                                               Carlsbad, California 92008
R. Gregory Morgan             Director         Munger, Tolles & Olson LLP, 355
                                               South Grand Avenue 35th Floor,
                                               Los Angeles, California 90071-
                                               1560
G. Robert Durham              Director         The FINOVA Group Inc., 4800 North
                                               Scottsdale Road, Scottsdale,
                                               Arizona 85251-7623

Name                         Office     Address
---------------------------  ---------  -------------------------------------------------
Kenneth R. Smith             Director   The FINOVA Group Inc., 4800 North
                                        Scottsdale Road, Scottsdale, Arizona  85251-7623

     Pursuant to the Plan, the Creditors' Committee shall be entitled to designate one additional member of the Applicant's reorganized Board of Directors. Such director shall be identified in a supplement to the Plan to be filed with the Bankruptcy court at a later date. In addition, the Plan contemplates that the Applicant's business will be operated after the Effective Date under the Second Amended and Restated Management Services Agreement with Leucadia, pursuant to which Leucadia will provide the Chairman of the Board and President of the Applicant.

5.   Principal Owners of Voting Securities.
     -------------------------------------

     As of the date hereof, the Applicant is not aware of any person owning 10 percent or more of its voting securities.

     The Plan contemplates the issuance of additional common stock of the Applicant to Berkadia, Berkshire Hathaway Inc. and/or Leucadia or their respective subsidiaries, as shall be designated by Berkadia, Berkshire and Leucadia (the "Berkadia Parties") in an amount that will constitute 51%, or a lesser amount as may be agreed by the Berkadia Parties, of the outstanding equity of the Applicant on a fully-diluted basis as of the Effective Date. In certain circumstances, additional common stock will be issued to the Berkadia Parties after the Effective Date to maintain their percentage ownership.



                                 UNDERWRITERS

6.   Underwriters.
     ------------

     (a) Within the three years prior to the date of the filing of this application, no person acted as an underwriter of any securities of the Applicant which were outstanding on the date of this application.

     (b) No person is acting as principal underwriter of the securities proposed to be offered pursuant to the Indenture.

                              CAPITAL SECURITIES

7.   Capitalization.
     --------------

     (a) The following table sets forth certain information with respect to each authorized class of securities of the Applicant as of May 31, 2001.


                                             Number of             Number of
                                             ---------             ---------
Title of Class                           Shares Authorized    Shares Outstanding
--------------                           -----------------    ------------------
Common Stock, par value $0.01 per share..      400,000,000            61,151,509
Preferred Stock..........................       20,000,000                     0
Convertible Trust Originated Preferred
Securities ("TOPrS")(1)..................        2,300,000             2,300,000

           (1) Prior to their maturity, the TOPrS are convertible into the Applicant's common stock at the election of the individual holders. Each TOPrS is convertible into 1.2774 shares of the Applicant's common stock, subject to adjustment. Pursuant to the Plan, allowed TOPrS interests will be converted into cash and New Senior Notes.

     (b) Each share of the Applicant's common stock entitles the holder thereof to one vote on each matter submitted to a vote at all meetings of the Applicant's common stockholders.

                             INDENTURE SECURITIES

8.   Analysis of Indenture Provisions.
     --------------------------------

     The following is a general description of certain provisions of the Indenture to be qualified, and the description is qualified in its entirety by reference to the form of Indenture to be filed as an exhibit hereto. Capitalized terms used below and not defined herein have the same meanings as in the Indenture.

     (a)   Events of Default; Withholding of Notice.
           ----------------------------------------

     Each of the following are Events of Default under the Indenture: (i) default in the payment of all or any part of the unpaid principal, if any, on the New Senior Notes when and as the same becomes due and payable at maturity, upon prepayment, by acceleration, or otherwise; (ii) failure by the Applicant to pay fixed interest in full on the New Senior Notes for two consecutive interest payment dates; (iii) failure by the Applicant or any of its subsidiaries to observe or perform in all material respects the provisions of the "Payment" covenant and of the "Use of Cash" covenant set forth in the Indenture for 30 days; (iv) failure by the Applicant to observe or perform in all material respects any other covenant or agreement on the part of the Applicant contained in the New Senior Notes, the Indenture or the security agreements related thereto if that failure is not remedied within 60 days after written notice is given to the Applicant by the Trustee or to the Applicant and the Trustee by holders of at least 25% in aggregate principal amount of the New Senior Notes then outstanding, specifying such default, requiring that it be remedied and stating that such notice is a "Notice of Default" under the Indenture; and (v) certain events of bankruptcy, dissolution or reorganization of the Applicant or FNV Capital. If a Default or Event of Default under the Indenture occurs and is continuing and if it is known to a responsible officer of the Trustee, the Trustee shall mail to holders of the New Senior Notes a notice of the Default or Event of Default within 90 days after it occurs. Except in the case of a Default or Event of Default in payment on any of the New Senior Notes, the Trustee may withhold the notice if and so long as a committee of its Responsible Officers in good faith determines that withholding the notice is in the interests of the holders of the New Senior Notes.

     (b)   Authentication and Delivery of New Secured Notes; Application of
           ----------------------------------------------------------------
Proceeds.
--------

     The New Senior Notes will be executed on behalf of the Applicant by its Chairman of the Board, President or one of its Vice-Presidents under its corporate seal reproduced thereon and attested by its Secretary or one of its Assistant Secretaries. The signature of any of these officers on the New Senior Notes may be manual or by facsimile. A New Senior Note will not be valid until there appears on such New Senior Note a certificate of authentication duly executed by the Trustee by manual signature of any authorized officer of the Trustee.

     There will be no proceeds (and therefore no application of such proceeds) from the issuance of the New Senior Notes because the New Senior Notes will be issued as part of an exchange for currently outstanding indebtedness, as provided in the Plan.

     (c)   Release or Release and Substitution of Property.
           -----------------------------------------------

     The Applicant will grant to the Collateral Trustee under a collateral trust agreement among the Indenture Trustee, Berkadia, the Applicant and the Collateral Trustee a second priority security interest for the benefit of the holders of the New Senior Notes in (i) all of the capital stock of FNV Capital and (ii) the Intercompany Note.

     These security interests shall be released upon payment in full of all fixed interest on and principal of the New Senior Notes. Until such time as all obligations under the Berkadia Loan and related guarantees are paid in full or otherwise satisfied, the security interest to be granted to the Collateral Trustee for the benefit of the holders of the New Senior Notes will be junior to the perfected, first priority security interests in the capital stock of FNV Capital and the Intercompany Note granted to the Collateral Trustee for the benefit of Berkadia to secure the Applicant's guarantee of the Berkadia Loan. The holders of the New Senior Notes will have no right to instruct the Collateral Trustee to take action to enforce or otherwise realize on the security interests held by the Collateral Trustee unless and until all obligations under the Berkadia Loan and related guarantee have been paid in full or otherwise satisfied or released. Neither the Indenture nor the Security Agreements will restrict the sale of collateral, other than as required by the Trust Indenture Act of 1939, as amended.

     The Collateral Trust Agreement will reflect appropriate intercreditor arrangements among Berkadia, the Indenture Trustee, the Applicant and FNV Capital.

     The payment of Contingent Interest will not be secured by the security interest or otherwise. Contingent Interest shall constitute general unsecured obligations of the Applicant.

     (d)   Satisfaction and Discharge of the Indenture.
           -------------------------------------------

     The Indenture will be discharged and canceled upon payment of, or satisfactory provision for payment of, all principal of, and fixed interest and Contingent Interest, if any, on the New Senior Notes.

     (e)   Statement as to Compliance.
           --------------------------

     The Applicant is required to furnish to the Trustee within 90 days after the close of each fiscal year an officers' certificate to the effect that a review of the Applicant's activities has been made with a view to determining whether its obligations under the Indenture and the New Senior Notes have been complied with and as to whether the signers have obtained knowledge of any default in the fulfillment of any such obligation during such fiscal year. If the Applicant obtains knowledge of any such default, it is required to notify the Trustee within 30 days of any such officer having actual knowledge of such default and the action it is taking and proposes to take with respect thereto.

9.   Other Obligors.
     --------------

     There is no other person who is an obligor under the Indenture.

Contents of Application for Qualification.  This Application for Qualification
-----------------------------------------
comprises--

     (a)   Pages numbered 1 to 10, consecutively (and an attached Exhibit
Index).

     (b) The statement of eligibility and qualification of the trustee under the indenture to be qualified.

     (c) The following exhibits in addition to those filed as a part of the statement of eligibility and qualification of the trustee:


Exhibit T3A...............    Form of Amended and Restated Certificate of
-----------                   Incorporation of Applicant(1)

Exhibit T3B...............    Form of Amended and Restated Bylaws of
-----------                   Applicant(1)

Exhibit T3C...............    Form of Indenture between Applicant and the
-----------                   Trustee

Exhibit T3D...............    Not Applicable
-----------

Exhibit T3E...............    Third Amended and Restated Disclosure Statement
-----------                   and accompanying Joint Plan of Reorganization of
                              Debtors Under Chapter 11 of the Bankruptcy Code.
                              Incorporated by reference to Exhibit 10A to a
                              Current Report on Form 8-K filed by the
                              Applicant on June 22, 2001 with the SEC.

Exhibit T3F...............    Cross reference sheet showing the location in the
-----------                   Indenture of the provisions inserted therein
                              pursuant to Sections 310 through 318(a),
                              inclusive, of the Trust Indenture Act of 1939
                              (included as part of Exhibit T3C)

Exhibit T3G...............    Statement of eligibility and qualification of the
-----------                   Trustee on Form T-1.


(1)  To be filed by amendment.

                                   SIGNATURE

     Pursuant to the requirements of the Trust Indenture Act of 1939, the Applicant, The FINOVA Group Inc., a corporation organized and existing under the laws of the State of Delaware, has duly caused this Application for Qualification to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of Scottsdale, State of Arizona, on June 25, 2001.


(SEAL)                        THE FINOVA GROUP INC.


                              By:   /s/ William J. Hallinan
                                    ------------------------------
                                    Name: William J. Hallinan
                                    Title: President and Chief Executive Officer
                                    of The FINOVA Group Inc.


Attest: /s/ Richard Lieberman
        ------------------------------------
        Name: Richard Lieberman
        Title: Vice President - Deputy General
        Counsel and Assistant Secretary

                                 EXHIBIT INDEX

Exhibit No.                            Description
-----------                            -----------

Exhibit T3A... Form of Amended and Restated Certificate of Incorporation of
-----------    Applicant(1)
Exhibit T3B... Form of Amended and Restated Bylaws of Applicant(1)
-----------
Exhibit T3C... Form of Indenture between Applicant and the Trustee
-----------
Exhibit T3D... Not applicable
-----------
Exhibit T3E... Third Amended and Restated Disclosure Statement and accompanying
-----------    Joint Plan of Reorganization of Debtors Under Chapter 11 of the
               Bankruptcy Code. Incorporated by reference to Exhibit 10A to a Current Report on Form 8-K filed by the Applicant on June 22,
               2001 with the SEC.


Exhibit T3F... Cross reference sheet showing the location in the Indenture of
-----------    the provisions inserted therein pursuant to Sections 310 through
               318(a), inclusive, of the Trust Indenture Act of 1939 (included as part of Exhibit T3C)

Exhibit T3G..  Statement of eligibility and qualification of the Trustee on Form
-----------    T-1.

(1)  To be filed by amendment.